EXHIBIT 11.1

Centiv, Inc.

COMPUTATION OF EARNINGS PER SHARE

($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	For Year Ended December 31,
($ in thousands)	2002	2001	2000

Net loss	$(2,558)	$(6,899)	$(2,334)

Effect of beneficial conversion feature of Series A Preferred Stock	(810)	—	—

Net loss attributable to common shareholders	$(3,368)	$(6,899)	$(2,334)

Basic and diluted weighted average number of common shares	4,894,152	4,976,024	6,130,366

Basic and diluted net loss per share	$(0.69)	$(1.39)	$(0.38)